UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
AMTECH SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 032332504	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,386,312 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,386,312 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,312 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412).

CUSIP No. 032332504	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,688 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
263,688 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,688 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412).

CUSIP No. 032332504	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000 shares of Common Stock*

	8	SHARED VOTING POWER
2,400,000 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
12,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
2,400,000 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,412,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 2 and Item 5.

** This calculation is rounded to the nearest tenth and is based upon (i) 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412) and (ii) 12,000 aggregate Shares Mr. Averick may purchase under (A) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares and (B) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares.

CUSIP No. 032332504	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600,000 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
600,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412).

CUSIP No. 032332504	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OIH LLC 26-4810266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,917 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
22,917 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,917 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412).

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 7 of 27 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 filed on August 24, 2017 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1).  The Original Schedule 13D remains in full force and effect, except as specifically amended by Amendment No. 1 and this Amendment No. 2.  This Amendment No. 2 is being filed to disclose the entry by certain of the Reporting Persons (defined below) into substantially identical plans to sell shares of Common Stock (the "Shares") of Amtech Systems, Inc., an Arizona corporation, compliant with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Item 2.     Identity and Background.
Items 2(a), (d) and (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)
This Schedule 13D is being filed on behalf of (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); (iii) Mr. Robert Averick; (iv) Piton Capital Partners LLC ("Piton"); and (v) OIH LLC ("OIH") (collectively, the "Reporting Persons", and each, a "Reporting Person").

Voting and dispositive power with respect to the shares of Common Stock (the "Shares") held by the Trust, M3C and Piton is exercised by their investment manager, Kokino LLC, a Delaware limited liability company ("Kokino" and, together with the Reporting Persons, the "Kokino Investors"). The actual trading, voting, investment strategy and decision-making processes with respect to the Shares reported in this Schedule 13D as being beneficially owned by the Trust, M3C and Piton (including voting and dispositive power) are directed by Mr. Averick, who is an employee of Kokino and the portfolio manager of the Trust's, M3C's and Piton's respective investments in the Shares. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by the Trust, M3C and Piton.

(d) – (e)
During the five years preceding the date of this filing, none of the Kokino Investors or PCM nor, to the Kokino Investors' knowledge, any manager or executive officer of any of the Kokino Investors or PCM or any person controlling the Kokino Investors or PCM, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 8 of 27 Pages

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following disclosure before the first paragraph:
On December 14, 2017, each of the Trust, M3C, Mr. Averick and Piton (the "10b5-1 Plan Counterparties"), on the one hand, and UBS Financial Services Inc. ("UBS"), on the other hand, entered into substantially identical versions of a sales plan that complies with Rule 10b5-1 under the Exchange Act (each, a "Rule 10b5-1 Plan").
The Trust, M3C, Mr. Averick and Piton each entered into a Rule 10b5-1 Plan for the purpose of rebalancing their respective portfolios.  Pursuant to each Rule 10b5-1 Plan, up to a certain number of Shares may be sold by the 10b5-1 Plan Counterparties over a set period, provided that the terms and conditions of each Rule 10b5-1 Plan are met.
The Rule 10b5-1 Plan executed by the Trust and UBS is attached to this Amendment No. 2 as Exhibit E and incorporated herein. Additionally, attached to this Amendment No. 2 and incorporated herein is the Schedule of Substantially Identical Rule 10b5-1 Plans, which identifies each substantially identical Rule 10b5-1 Plan entered into by M3C, Mr. Averick and Piton with UBS that has been omitted from this Amendment No. 2 in accordance with Rule 12b-31 under the Exchange Act.  The Schedule of Substantially Identical Rule 10b5-1 Plans also sets forth the material details in which each Rule 10b5-1 Plan differs from the Rule 10b5-1 Plan of the Trust which has been filed as Exhibit E to this Amendment No. 2.
Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.4%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.4%
	Shared Dispositive Power	-0-	0%

1 This calculation is rounded to the nearest tenth and is based upon 14,730,699 Shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on November 20, 2017 (File No. 000-11412).

2 The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 9 of 27 Pages

	Shares Beneficially Owned	Percent of Class[1]
Aggregate Voting and Dispositive Power	1,386,312	9.4%

2. M3C3
Sole Voting Power	263,688	1.8%
Shared Voting Power	-0-	0%
Sole Dispositive Power	263,688	1.8%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	263,688	1.8%

3. Mr. Averick[4]
Sole Voting Power	12,000	0.1%
Shared Voting Power	2,400,000	16.4%

3         M3C is a member of Piton, along with other Family Clients of Kokino.

4         Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  Mr. Averick is also currently a director of the Issuer. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,412,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 150,000 Shares beneficially owned by Mr. Averick jointly with his wife; and (v) 12,000 aggregate Shares under (A) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares and (B) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares (collectively, the "Option Shares").  With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).  The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 10 of 27 Pages

	Shares Beneficially Owned	Percent of Class[1]
Sole Dispositive Power	12,000	0.1%
Shared Dispositive Power	2,400,000	16.4%
Aggregate Voting and Dispositive Power	2,412,000	16.4%

4. Piton[5]
Sole Voting Power	600,000	4.1%
Shared Voting Power	-0-	0%
Sole Dispositive Power	600,000	4.1%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	600,000	4.1%

5        Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 11 of 27 Pages

	Shares Beneficially Owned	Percent of Class[1]
5. OIH[6]
Sole Voting Power	22,917	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	22,917	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	22,917	0.2%

6 OIH is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino.  As a key employee of Kokino and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

(c)	None.
(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by adding the following disclosure as the first paragraph:
As disclosed in Item 4, each of the 10b5-1 Plan Counterparties entered into substantially identical versions of the Rule 10b5-1 Plan on December 14, 2017. Pursuant to each Rule 10b5-1 Plan, up to a certain number of Shares may be sold by the 10b5-1 Plan Counterparties over a set period, provided that the terms and conditions of each Rule 10b5-1 Plan are met.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 12 of 27 Pages

Item 7.        Material to be Filed as Exhibits.

              The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following in appropriate alphabetical order:

Exhibit E*	Rule 10b5-1 Trading Plan entered into on December 14, 2017 between UBS and the Trust
Exhibit F*	Schedule of Substantially Identical Rule 10b5-1 Plans
* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted portions.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 13 of 27 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

/s/ Frank S. Vellucci
Frank S. Vellucci
Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC
By:	Piton Capital Management LLC, its managing member
By:	Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson
Manager

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 14 of 27 Pages

EXHIBIT E

Rule 10b5-1 Trading Plan
This Trading Plan (the "Trading Plan") is entered into on 12/14/2017 ("Seller's Adoption Date")
(MM/DD/YYYY)
between Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler ("Seller") and UBS Financial Services Inc. ("UBSFS") for the purpose of selling, in accordance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), shares of common stock of Amtech Systems, Inc. ("Issuer"), ASYS (Ticker) listed on Exhibit A ("Stock"), which may include: shares that the Seller has the right to acquire under outstanding stock options ("the Options"); shares that are acquired by Seller pursuant to the Issuer's employee stock purchase plan (if any) (the "ESPP Stock"); shares that are acquired upon vesting of outstanding restricted stock units/awards from Issuer ("RSUs/RSAs"); and shares that are acquired upon vesting of outstanding performance share awards from Issuer ("PSAs").
Seller and UBSFS agree as follows:
1.
Specific Plan of Sale.  UBSFS, acting as agent, agrees to effect sales of Stock on behalf of Seller in accordance with the specific instructions set forth in Exhibit A (the "Trading Instructions") and the other provisions of this Trading Plan as set forth below.  UBSFS's obligations under this Trading Plan will not take effect until UBSFS (by countersigning) approves and accepts this Trading Plan.

2.	Fees/Commissions. Seller shall pay UBSFS $_____ per share of Stock sold; with such amounts to be deducted by UBSFS from the proceeds of sales under this Trading Plan.
3.	Seller's Representations and Warranties. Seller represents and warrants that:
(a)	Seller is not aware of any material nonpublic information concerning Issuer or any securities of Issuer at Seller's Adoption Date;
(b)	Seller is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
(c)	Seller has informed Issuer of this Trading Plan, has furnished Issuer with a copy of this Trading Plan, and has determined that this Trading Plan is consistent with Issuer's insider trading policy;
(d)
Seller has disclosed to UBSFS any agreements that Seller is currently party to, or within the past 60 days has been party to, with another broker, dealer or financial institution (each, a "Financial Institution") entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1;

(e)	Seller is not subject to any legal, regulatory or contractual restriction or undertaking that would be violated or breached by UBSFS conducting sales in accordance with this Trading Plan;
(f)
the Stock to be sold under this Trading Plan is owned free and clear by Seller and is not subject to any liens, security interests or other encumbrances or limitations on dispositions, other than those imposed by UBSFS and its affiliates, Rule 144 or Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), if applicable; and

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 15 of 27 Pages

(g)
Seller has had an opportunity to consult with Seller's own advisors as to the legal, tax, financial and other aspects of this Trading Plan, including this Trading Plan's compliance with Rule 10b5-1 and applicable state law.  Seller has not received or relied on any representations from UBSFS concerning this Trading Plan's compliance with Rule 10b5-1.

4.	Agreements by Seller. Seller acknowledges and agrees to the following provisions:
(a)
Brokerage Account.  Seller shall open a sole-purpose UBSFS brokerage account in the name of and for the benefit of Seller (the "Plan Account"), prior to acceptance and approval of this Trading Plan by the 10b5-1 Group of UBSFS.

(b)
Delivery of Stock.  Seller shall deliver all shares of Stock, including restricted securities, as defined in Rule 144, to be sold pursuant to this Trading Plan into the Plan Account prior to the commencement of any sales under this Trading Plan.  This excludes any Options, PSAs, RSAs, RSUs, or ESPP shares to be sold under the Trading Plan as listed in Exhibit A.  If the amount of Stock to be sold is designated as an aggregate dollar amount, Seller agrees to deliver shares of Stock in an amount to be agreed upon by Seller and UBSFS as sufficient to effect sales anticipated under this Trading Plan, and upon notification from UBSFS that the number of shares of Stock in the Plan Account is less than the number of shares that UBSFS estimates are to be sold pursuant to this Trading Plan, Seller agrees to deliver promptly to the Plan Account the number of shares of Stock specified by UBSFS as necessary to eliminate this shortfall.

(c)
Hedging Transactions.  While this Trading Plan is in effect, Seller shall comply with the prohibition set forth in Rule 10b5-1(c)(1)(i)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Issuer's stock.

(d)
Notice to UBSFS.  Seller shall notify UBSFS to terminate or suspend sales, as appropriate, as soon as practicable upon the occurrence of any of the events contemplated in paragraph 7(a) or (b) or paragraph 8(c).

(e)
Communications.  Seller shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of the UBSFS 10b5-1 Group or any UBSFS Financial Advisor.

(f)
Compliance with Applicable Laws and Required Exchange Act Filings.  Seller shall comply with all laws, rules and regulations applicable or related to this Trading Plan and the sale of Stock hereunder, and Seller shall make all filings required under Sections 13 and 16 of the Exchange Act in connection with this Trading Plan in a timely manner.

(g)	No Influence. After his/her execution of this Trading Plan, Seller shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Trading Plan.
(h)	Stock Non-Marginable. The Stock is not marginable and may not be used by Seller as collateral for any purpose (subject to any applicable exceptions referenced in Section 3(f)).
(i)
Execution, Average Pricing and Pro Rata Allocation of Sales.  UBSFS may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.  UBSFS or one of its affiliates may make a market in the Stock and may act as principal in executing sales under the Trading Plan.  To the extent that UBSFS administers other trading plans relating to Issuer's securities, UBSFS may aggregate orders for Seller with orders under other sellers' trading plans for execution in a block and allocate each execution on a pro rata basis to each seller.  In the event of partial execution of block orders, UBSFS shall allocate the proceeds of all Stock actually sold on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer's securities that UBSFS manages pro rata based on the ratio of (x) the number of shares to be sold pursuant to the order instructions of each Trading Plan to (y) the total number of shares to be sold under all Trading Plans having the same type of order instructions.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 16 of 27 Pages

(j)
Exclusivity.  Until this Trading Plan has been terminated, Seller shall not enter into any agreement with, give any instructions to, or adopt a plan for trading with another Financial Institution with respect to the purchase or sale of the Stock or the Options that are referenced in Exhibit A of the plan, for the purpose of establishing a trading plan that complies with Rule 10b5-1.

(k)	Acknowledgment of Relief from Obligation to Effect Sales. UBSFS shall be relieved of its obligation to sell Stock as otherwise required by paragraph 1 above at any time when:
(i)
UBSFS has determined in good faith that (A) it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller's affiliates; or (B) selling Stock is impracticable as the result of a material adverse change in the financial markets or in the market activity of the Stock, or as the result of an 'act of God' as described in paragraph 10(b)(i) below or (C) a trading suspension with respect to the Stock by the Securities and Exchange Commission or the primary listed exchange or a delisting of the Stock or a banking moratorium has occurred; if UBSFS cannot effect a sale for any of such reasons, UBSFS shall effect such sale as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in paragraph 1 of Exhibit A;

(ii)	This Trading Plan is suspended in accordance with paragraph 7 below; or
(iii)	This Trading Plan is terminated in accordance with paragraph 8 below.
5.	Rule 144 and Rule 145. With respect to sales of Stock subject to Rule 144 or Rule 145 under the Securities Act, Seller and UBSFS agree to comply with the following provisions:
(a)	Agreements by Seller Regarding Rule 144 and Rule 145.
(i)
Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to Rule 144(a)(2) or (e) not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144 or Rule 145.

(ii)
Seller agrees to complete, execute and deliver to UBSFS, Forms 144 for sales to be effected under the Trading Plan at such times and in such numbers as UBSFS shall reasonably request.  Seller hereby grants UBSFS a power of attorney to complete and file on behalf of Seller any Forms 144 as required by applicable law, rule or regulation in order to sell Stock pursuant to this Trading Plan in accordance with Rule 144.

(iii)
Seller agrees to complete, execute and deliver to UBSFS Rule 144 Seller's Representation Letters (in the form attached as Exhibit C) for sales to be effected under the Trading Plan at such times and in such numbers as UBSFS shall request.

(iv)	Seller agrees to notify the 10b5-1 Group of UBSFS immediately if there is any change in Seller's employment, affiliate or non-affiliate status.
(b)	Agreements by UBSFS Regarding Rule 144 and Rule 145.
(i)
UBSFS agrees to conduct all sales pursuant to the Trading Plan in accordance with the manner of sale and volume requirements of Rule 144.  UBSFS shall not effect any sales that it knows would exceed the then-applicable volume limitation under Rule 144.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 17 of 27 Pages

(ii)	UBSFS agrees to file such Forms 144 furnished by Seller pursuant to paragraph 5(a)(ii) on behalf of Seller as required by applicable law.
(iii)	UBSFS agrees to submit such Rule 144 Seller's Representation Letters furnished by Seller pursuant to paragraph 5(a)(iii) on behalf of Seller as required by Issuer's transfer agent.
6.	Options. If applicable, Seller and UBSFS agree to the provisions regarding the exercise of Options contained in Exhibit A.
(a)	Seller's Representations and Warranties.
(i)
Seller represents and warrants that the Options listed in Exhibit A are held free and clear without liens, security interests or other encumbrances or limitations on exercise of the vested portion thereof, other than the requirement that Seller comply with the exercise provisions of such Options; and

(ii)	The shares of Stock acquired through exercise of the Options shall be held free and clear by Seller without liens, security interests or other encumbrances or limitations on disposition.
(b)	Delivery.
(i)
Seller agrees to complete, execute and deliver to UBSFS Stock Option Exercise Notices in the form provided by Issuer, for the exercise of Options pursuant to the Trading Plan at such times and in such numbers as UBSFS shall reasonably request.  Seller hereby authorizes UBSFS to deliver such Stock Option Exercise Notices to Issuer on Seller's behalf as necessary to effectuate such exercises and settle the sales of Stock underlying such Options under the Trading Plan.  Seller agrees to make appropriate arrangements to ensure that Stock received upon the exercise of Options shall be delivered to the Plan Account promptly after Issuer's receipt of the applicable Stock Option Exercise Form.

(ii)	UBSFS shall be relieved of its obligation to exercise Options and sell Stock as otherwise required at any time when Seller has failed to deliver Stock Options Exercise Notices or underlying Stock.
(c)	Exercise.
(i)
Pursuant to an appropriately and fully completed Stock Option Exercise Notice received from Seller, UBSFS shall exercise Options necessary to effect sales of underlying Stock in the manner specified in Exhibit A.

(ii)
UBSFS shall, in connection with the exercise of Options, remit to Issuer the exercise price along with such amounts as may be necessary to satisfy withholding obligations.  These amounts shall be deducted from the proceeds of sale of the Stock, together with late fees, if applicable.

(iii)	UBSFS shall in no event exercise any Option if, at the time of exercise, the cost of the Option exercise (plus fees and commissions) is equal to or greater than the market value of the Stock.
7.	Suspension. Sales under this Trading Plan shall be suspended as follows:
(a)
Promptly after the date on which UBSFS receives notice from Seller or Issuer of legal, contractual or regulatory restrictions applicable to Seller or Seller's affiliates that would be violated by UBSFS selling Stock under this Trading Plan (such notice merely stating that there is a restriction applicable to Seller without specifying the reasons for the restriction), including a restriction based on Seller's awareness of material nonpublic information in connection with a tender offer for Issuer's securities (transactions on the basis of which Rule 14e-3 of the Exchange Act could be violated).  The Seller or the Issuer will notify UBSFS in writing of its intention and specify the beginning date and the ending date, to the extent that it's known, of the suspension or temporary withdrawal period.  The notice shall be provided no less than two (2) business days prior to the beginning or the end of suspension date.  For the avoidance of doubt, this paragraph is meant to allow, but not obligate, Issuer to provide a suspension notice in accordance with this paragraph.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 18 of 27 Pages

(b)
In the event of a Qualifying Securities Offering, promptly after the date on which UBSFS receives notice from Issuer or Seller of the Suspension Date until UBSFS receives notice from Issuer or Seller of the Resumption Date; provided, however, that (i) Seller certifies that Seller has no control over the Suspension Date or the Resumption Date, and (ii) if Seller is unable to make such certification then this paragraph shall result in a termination of the Trading Plan, rather than suspension.

"Qualifying Securities Offering" means any offering of securities of Issuer for cash in which the lead underwriter, lead manager, initial purchaser, placement agent or other entity performing a similar function (each, an "Underwriter") requires Seller to agree to restrict Seller's ability to effect sales pursuant to this Trading Plan.
"Suspension Date" means the date on which a preliminary prospectus, offering memorandum, offering circular or other disclosure document (each, a "Preliminary Offering Document") is first used to market securities of Issuer by the Underwriter, or if a Preliminary Offering Document is not used, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an "Underwriting Agreement") is entered into by the Underwriter and Issuer.
"Resumption Date" means the day immediately following the expiration of the time period during which Seller was restricted from effecting sales pursuant to this Trading Plan in accordance with the Underwriting Agreement.
For the avoidance of doubt, this paragraph is meant to allow, but not obligate, Issuer to provide a suspension notice in accordance with this paragraph.
(c)
In the event that the 10b5-1 Group of UBSFS becomes aware of material nonpublic information concerning Issuer or the Stock, UBSFS may be required by applicable law or, in its sole discretion, find it advisable, to suspend sales under this Trading Plan.  In such case, UBSFS shall promptly notify Seller of the suspension of sales under this Trading Plan.

8.	Termination. This Trading Plan will terminate on the earliest to occur of the following:
(a)	at the close of trading on [***];[1]
______________________________________
1 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 19 of 27 Pages

(b)	promptly after the date on which UBSFS receives notice from Seller of the termination of this Trading Plan, in which case, Seller agrees to notify the Issuer promptly of such termination;
(c)	upon the reasonable determination by UBSFS, or promptly after the reasonable determination by Seller and notice to UBSFS, that this Trading Plan does not comply with Rule 10b5-1;
(d)	promptly after the date UBSFS is notified of the death of Seller;
(e)	immediately in the event that Seller fails to deliver any Stock pursuant to paragraph 4(b) or fails to satisfy the delivery requirements with respect to Stock underlying Options set forth herein; or
(f)	the date that the aggregate number of shares of Stock sold pursuant to this Trading Plan reaches [***][2] shares.
9.
Confidentiality.  UBSFS will maintain the confidentiality of this Plan and will not, without the advance written permission of Seller, disclose the specific terms of this Trading Plan to any person or entity, except: (i) to those persons who reasonably need to know the information in the execution and administration of the Trading Plan (including the Issuer); (ii) to respond to any inquiry from the Securities and Exchange Commission, FINRA, NYSE, NASDAQ, or any other self-regulatory organization, any State securities regulator, or any other governmental or quasi-governmental authority regarding the Trading Plan; or (iii) to any other person or entity to the extent such disclosure is required by law or regulation, or by a subpoena issued by a court of competent jurisdiction.

10.	Indemnification; Limitation of Liability.
(a)	Indemnification.
(i)
Seller agrees to indemnify and hold harmless UBSFS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, "Losses") arising out of or attributable to (A) UBSFS's compliance (by act or omission) with this Trading Plan, other than as set forth in Section10(a)(ii) below, (B) any breach by Seller of this Trading Plan (including Seller's representations and warranties hereunder), or (C) any violation by Seller of applicable laws or regulations related to or in connection with this Trading Plan, except, in each instance, to the extent caused by UBSFS's breach of this Trading Plan, gross negligence or willful misconduct.  This indemnification shall survive termination of this Trading Plan.

(ii)
UBSFS agrees to indemnify and hold harmless Seller from and against all Losses arising out of or attributable to UBSFS's breach of this Trading Plan or its gross negligence or willful misconduct in connection with this Trading Plan, or enforcement of Seller's rights under this Section 10(a)(ii).  This indemnification shall survive termination of this Trading Plan.

______________________________________
2 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 20 of 27 Pages

(b)	Limitation of Liability.
(i)
Notwithstanding any other provision hereof, UBSFS shall not be liable to Seller, and Seller shall not be liable to UBSFS, for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

(ii)
Notwithstanding any other provision hereof, UBSFS shall not be liable to Seller for (A) the exercise of discretionary authority or discretionary control pursuant to this Trading Plan, if any, or (B) any failure to effect a sale required by paragraph 1, except for failures to effect sales as a result of the gross negligence or willful misconduct of UBSFS

11.
Agreement to Arbitrate.  Any dispute between Seller and UBSFS arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in the UBSFS brokerage account agreement referred to in paragraph 4(a).

12.	Notices.
(a)	All notices to UBSFS under this Trading Plan shall be provided in writing to the 10b5-1 Group of UBSFS by facsimile at fax number ____________.
(b)	All notices to Seller under this Trading Plan shall be provided by mail to the address below:
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
 Attention: Garrett Lynam
(c)
UBSFS will provide notification of all sales of Stock and exercise of Options under this Trading Plan to Seller and to Issuer by e-mail at the below addresses by 6 p.m. (ET) on the date of execution on a best efforts basis, with a final report by 12 p.m. (ET) on the following business day.  Seller and Issuer agree to notify UBSFS in writing of any changes to the contact information provided.

13.
Amendments and Modifications.  This Trading Plan and the Exhibits hereto may be amended by Seller only upon the written consent of UBSFS and receipt by UBSFS of the following documents, each dated as of the date of such amendment:

(a)
a certificate signed by Seller, certifying that the representations and warranties of Seller contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

(b)	an issuer certificate completed by Issuer substantially in the form of Exhibit B.
14.
Inconsistency with Law.  If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Trading Plan will continue and remain in full force and effect.

15.	Governing Law. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 21 of 27 Pages

16.
Entire Agreement.  This Trading Plan, including Exhibits, and the brokerage account agreement referred to in paragraph 4(a) above, constitute the entire agreement between the parties with respect to this Trading Plan and supersede any prior agreements or understandings with regard to this Trading Plan.

17.
Counterparts.  This Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument; provided, however that (i) Seller's Adoption Date is the same date that Seller signed this Trading Plan and its Exhibits, (ii) the Trading Plan Effective Date may be no sooner than [***][3] following the Seller's Adoption Date, (iii) the Issuer's Certification Date, as defined in Exhibit B, may not be earlier than the Seller's Adoption Date, and (iv) UBSFS will not approve and accept this Trading Plan on any date that is prior to the Seller's Adoption Date or the Issuer's Certification Date.

SELLER REPRESENTS AND WARRANTS THAT THEY WILL RETAIN A COPY OF THIS TRADING PLAN AFTER EXECUTING/DATING IT BELOW.
NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 11.
IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date specified below.
LESLIE J. SCHREYER, AS TRUSTEE UNDER TRUST AGREEMENT DATED DECEMBER 23, 1989 FBO THE ISSUE OF JONATHAN D. SACKLER
__________________________________	______________
Name: Title:	Date
NOTICE: Signature date above must be the same as Seller's Adoption Date as defined in the opening section of this Trading Plan.
ACCEPTED BY: UBS FINANCIAL SERVICES INC.
__________________________________	______________
Name: Joseph Fishel Title: Associate Director	Date
__________________________________	______________
Name: Christopher DeLuca Title: Director	Date

3 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 22 of 27 Pages

EXHIBIT A

 This Exhibit A may not be amended except in accordance with the Trading Plan.
The Seller confirms the following:
(Check applicable boxes)
☒ I am ☐ I am not an officer, director or direct or indirect beneficial owner of greater than 10% of any class of equity security of the Issuer
☒ I have ☐ I have not been notified by Issuer that I am subject to the requirements of Section 16 of Securities Exchange Act of 1934 ("Exchange Act")
☒ I have ☐ I have not been notified by the Issuer that I may be deemed an "affiliate" as defined in Rule 144 of Securities Act of 1933 ("Securities Act")

SPECIFIC TRADING INSTRUCTIONS
In no event shall UBSFS sell any shares of Amtech Systems, Inc. (Ticker: ASYS) pursuant to the Trading Plan prior to [***]4 (the "Trading Plan Effective Date"), which is compliant with the Issuer's Insider Trading Policies and may not be less than [***] from the Seller's Adoption Date.
Trading Schedule A (For sale of Long, Restricted or Control Stock)5
Order A#	Order Entry Date	Number of Shares to be Sold	Type of order: Limit Price ($) or Market	Duration of order (Day, GTC)	Order Cancel Date
[***][6]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]
[***]
[***]

4 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.
5 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.
6 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 23 of 27 Pages

Priority of Settlement for Trading Schedule A7
#	Number of Shares to be Sold	Original Date of Purchase	Manner of Acquisition	Cost Basis
[***]	[***]	[***]	[***]	[***]

PLEASE NOTE: "Not Held" is defined as a market or limit order that gives UBSFS both time and price discretion to attempt to get the best possible price.
1.
A "Sale Day" shall be any day during the "Order Sales Period", defined as the period between the Order Entry Date and Order Cancel Date or Order Execution, on which the sales price specified in the trading schedule is met; provided, however, that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day within the Order Sales Period.

2.
If UBSFS cannot sell the share amount on any Sale Day for any of the reasons described in Section 4(k)(I) & (ii) of the Trading Plan, than UBSFS will re-enter the sale on the next possible Trading Day as defined below.

3.
After receipt of timely advance written notice from Seller or Issuer to the 10b5-1 Group of UBSFS, share amounts and the limit prices shall be adjusted on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to Issuer that occurs while the Trading Plan is in effect.

4.
A "Trading Day" is any day during the Order Sales Period on which the primary listed exchange is open for business and the Stock trades regular way; provided, however, that a "Trading Day" shall mean only that day's regular trading session of the primary exchange and shall not include any extended-hours or after-hours trading sessions that the primary exchange may allow.

By executing this Trading Plan below, Seller represents and warrants that Seller has carefully reviewed in detail the specific Trading Instructions set forth in Exhibit A, that the Trading Instructions are accurate, complete, and accurately reflect the intent and instructions of Seller.
_____________________________________________	___________________________
Name:	Date
Title:
NOTICE: Signature date must be the same as Seller's Adoption Date as defined in the opening section of this Trading Plan.

7 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 24 of 27 Pages

EXHIBIT B

 ISSUER CERTIFICATE
1.
Amtech Systems, Inc. ("Issuer") acknowledges that it has received, reviewed and retained a copy of the Trading Plan dated December 14, 2017 the ("Trading Plan") between Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler ("Seller") and UBSFS relating to the common stock of Issuer (the "Stock"); provided, however, that Issuer makes no representation or warranty concerning the Trading Plan or whether it complies with Rule 10b5-1 or any other applicable laws or regulations.

2.
Issuer believes that the Trading Plan is consistent with its insider trading policies, and has no reason to believe that there are any legal, contractual or regulatory restrictions applicable to Seller or Seller's affiliates as of the date of hereof that would prohibit Seller from either entering into the Trading Plan or selling Stock pursuant to the Trading Plan.

3.
To avoid delays in connection with transfers of stock certificates and settlement of transactions involving restricted securities, if any, under the Trading Plan, and in acknowledgment of UBS Financial Services Inc.'s agreement in the Trading Plan that sales of Stock under the Trading Plan will be effected in compliance with Rule 144, Issuer agrees that it will, within a commercially reasonable time after Issuer's receipt of evidence, reasonably satisfactory to Issuer and its counsel, that Rule 144 has been complied with, instruct its transfer agent to process the transfer of shares and issue a new certificate to Seller's transferee or nominee that does not bear any legend or statement restricting its transferability to a buyer.

4.
If client is exercising options under the Trading Plan then the Issuer acknowledges that Seller has authorized UBSFS to serve as Seller's agent and attorney-in-fact to exercise certain Options to purchase the Stock from time to time pursuant to the Trading Plan.  Issuer agrees to accept, acknowledge and effect the exercise of such Options by UBSFS and the delivery of the underlying Stock to UBSFS (free of any legend or statement restricting its transferability to a buyer) upon receipt of a completed Stock Option Exercise Form (if required).

IN WITNESS WHEREOF, the undersigned have signed this Issuer Certificate as of the date specified below ("Issuer's Certification Date")

_____________________________________________	_____________________
Name:	Date
Title:

NOTICE: Signature date may not be earlier than Seller's Adoption Date as defined in the opening section of this Trading Plan.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 25 of 27 Pages

EXHIBIT C

This Exhibit C may not be amended except in accordance with the Trading Plan

 RULE 144 LETTER
UBS Financial Services Inc.	Amtech Systems, Inc.
Attn: 10b5-1 Group	131 S. Clark Drive
1000 Harbor Blvd, 7th Floor	Tempe, AZ 85281
Weehawken, NJ 07086

Ladies and Gentlemen:
In conjunction with my order(s) to sell shares of common stock of Amtech Systems, Inc. ("Issuer") ("the Stock"), through you as broker or dealer for my account pursuant to the Rule 10b5-1 Trading Plan dated December 14, 2017 (the "Trading Plan"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I advise you as follows:
1.	I intend to sell Stock pursuant to Rule 10b5-1. I intend for UBS Financial Services Inc. to adhere to the Trading Plan without alteration or modification during the plan period.
2.	I am an affiliate of the Issuer.
3.	The number of shares of Stock, which I have ordered you to sell as broker or dealer for my account, will conform to the Sales Instructions in Exhibit A of the Trading Plan.
4.
I have verified that Issuer has been subject to the Securities and Exchange Commission (the "SEC") information reporting requirements pursuant to the Exchange Act for at least the preceding 90 days and has filed all required periodic reports during the 12 months preceding the first sale or during any shorter period that the SEC may require.  As of the date of the Trading Plan, I did not know of any material nonpublic information concerning Issuer.

5.
If the securities being sold are "restricted securities" as defined in paragraph (a)(3) of Rule 144, I confirm that I have been the beneficial owner for a period of at least six (6) months as provided in paragraph (d) of Rule 144.

6.	a) I have not solicited or arranged for the solicitation of any orders to buy in anticipation or in connection with my proposed sales.
b)	I have made no payments to any other person in connection with your execution of my order.
c)	I have not agreed to act in concert with any other person in connection with my proposed sales.
7.	It is my bona fide intention to sell the Stock as expressly prescribed in the Trading Plan pursuant to the Plan.
8.	I understand that the payment of the proceeds of the sales will be delayed until the shares of Stock are transferred and delivered free of restrictions to UBS Financial Services Inc.
9.	All capitalized terms used in this Rule 144 Letter shall have the meanings ascribed to them in the Trading Plan.
The undersigned agrees to notify UBS Financial Services Inc. immediately if any of the above representations become inaccurate before the sales are completed.
Very truly yours,
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
Signature of the Seller c/o Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 Attention: Garrett Lynam	Print Name
Seller's Address	Date

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 26 of 27 Pages

EXHIBIT F

SCHEDULE OF SUBSTANTIALLY IDENTICAL RULE 10B5-1 PLANS
The Reporting Persons have filed the Rule 10b5-1 Plan between the Trust and UBS as Exhibit E to this Amendment No. 2.  This schedule identifies each substantially identical Rule 10b5-1 Plan entered into by M3C, Robert Averick and Piton with UBS that has been omitted from this Amendment No. 2 in accordance with Rule 12b-31 under the Exchange Act and sets forth the material details in which each such Rule 10b5-1 Plan differs from the Rule 10b5-1 Plan of the Trust which has been filed as Exhibit E to this Amendment No. 2.
RULE 10B5-1 TRADING PLAN OF M3C
Provision of Rule of 10b5-1 Plan	Provision in Rule 10b5-1 Plan of the Trust	Provision in Rule 10b5-1 Plan of the M3C
Name of Seller	The Trust	M3C
Section 8(f), Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Priority of Settlement for Trading Schedule A	*	*

*  Certain information has been omitted and filed separately with the Securities and Exchange Commission.  Confidential Treatment has been requested with respect to the omitted portions.

RULE 10B5-1 TRADING PLAN OF ROBERT AVERICK
Provision of Rule of 10b5-1 Plan	Provision in Rule 10b5-1 Plan of the Trust	Provision in Rule 10b5-1 Plan of the Robert Averick
Name of Seller	The Trust	Robert Averick
Section 8(f), Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Priority of Settlement for Trading Schedule A	*	*

*  Certain information has been omitted and filed separately with the Securities and Exchange Commission.  Confidential Treatment has been requested with respect to the omitted portions.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 27 of 27 Pages

RULE 10B5-1 TRADING PLAN OF PITON
Provision of Rule of 10b5-1 Plan	Provision in Rule 10b5-1 Plan of the Trust	Provision in Rule 10b5-1 Plan of the Piton
Name of Seller	The Trust	Piton
Section 8(f), Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Number of Shares to be Sold	*	*
Exhibit A, Trading Schedule A, Priority of Settlement for Trading Schedule A	*	*

*  Certain information has been omitted and filed separately with the Securities and Exchange Commission.  Confidential Treatment has been requested with respect to the omitted portions.